
January 11, 2011

Dr. Mark Varney
President and Chief Executive Officer
Cortex Pharmaceuticals, Inc.
15241 Barranca Parkway
Irvine, CA 92618

Re: Cortex Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 001-16467

Dear Dr. Varney:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief